Exhibit 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
TOTAL SATISFIED BY THE ARBITRAL AWARD IN ITS DISPUTE WITH SCH CONCERNING CEPSA
April 3, 2006 — The Netherlands Arbitration Institute (NAI) delivered today its decision to both parties, Santander Central Hispano (SCH) and Total, in the arbitration.
Total acknowledges the work of the arbitrators appointed by the NAI in their analysis of this litigation and is satisfied with the principal decisions of the award:
- SCH’s failure to comply with its contractual and legal obligation to act in good faith;
- the return to Total of its 8.31 % interest in Cepsa currently held via Somaen Dos, a holding company in which SCH and Total are shareholders;
- the recognition of Total’s right to exercise its call option against SCH over 4.35 % of Cepsa at a price estimated today at below 5 euros per share;
The award rendered by the NAI will be supplemented in due course by a decision concerning notably the damages to be borne by SCH.
Total is very satisfied to be the shareholder of reference of Cepsa, the 2nd Spanish oil and gas company and plans to continue to support the development of this company.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com